      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1996

                                            REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              --------------------

                              T CELL SCIENCES, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                            13-3191702
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                              --------------------

         119 FOURTH AVENUE, NEEDHAM, MASSACHUSETTS 02194 (617) 433-0771
          (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

                              --------------------

            UNA S. RYAN, PH.D., PRESIDENT AND CHIEF OPERATING OFFICER
                              T CELL SCIENCES, INC.
                                119 FOURTH AVENUE
                   NEEDHAM, MASSACHUSETTS 02194 (617) 433-0771
            (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                              --------------------

                 Copies of all communications should be sent to:

      STUART M. CABLE, ESQ.                         LIOR O. NUCHI, ESQ.
   GOODWIN, PROCTER & HOAR LLP            MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP
   EXCHANGE PLACE, 24TH FLOOR                ONE EMBARCADERO PLACE, SUITE 200
BOSTON, MASSACHUSETTS 02109-2881                      2100 GENG ROAD
         (617) 570-1000                      PALO ALTO, CALIFORNIA 94303-0913
                                                      (415) 846-4000

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------
                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                             Proposed               Proposed
    Title of Each Class of              Amount               Maximum                Maximum                    Amount of
       Securities to Be                   to              Offering Price           Aggregate                 Registration
          Registered                 Be Registered        Per Share (1)          Offering Price                   Fee
- -------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value      5,000,000 Shares           $2.75               $13,750,000                  $4,741.38
=========================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
                            -------------------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 23, 1996.

PROSPECTUS

                                5,000,000 SHARES

                              T CELL SCIENCES, INC.

                                  COMMON STOCK

                                 $.001 par value

         This Prospectus relates to up to 5,000,000 shares of common stock (the "Common Stock"), $.001 par value per share, of T Cell Sciences, Inc. ("T Cell Sciences" or the "Company") offered by the Company. The shares of Common Stock offered hereby are being offered at a single, negotiated price. The shares of Common Stock offered hereby may be offered and sold to different purchasers at different times. The Company may sell shares of Common Stock offered hereby through an exclusive selling agent (the "Selling Agent"), and may also sell shares of Common Stock directly to purchasers. See "Plan of Distribution."

         The Common Stock of the Company is traded under the symbol "TCEL" on the Nasdaq National Market. On July 18, 1996, the reported closing price for the Common Stock on the Nasdaq National Market was $2.9375 per share.

                              --------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                              --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                              --------------------

======================================================================================================================
                                               PRICE TO                    SELLING AGENT                   PROCEEDS TO
                                                PUBLIC                     COMMISSIONS(1)                   COMPANY(2)
- ----------------------------------------------------------------------------------------------------------------------
Per Share...........................          $                              $                             $
- ----------------------------------------------------------------------------------------------------------------------
Total...............................    $                              $                             $
======================================================================================================================

(1) The Company has agreed to indemnify the Selling Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."
(2) Before deducting estimated expenses of approximately $159,000 payable by the Company. See "Plan of Distribution."

                              ---------------------

                             GENESIS MERCHANT GROUP
                                   SECURITIES

                  THE DATE OF THIS PROSPECTUS IS JULY   , 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). Such proxy statements, reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Regional Offices of the Commission at Room 3190, John C. Kluczynski Building, 230 South Dearborn Street, Chicago, Illinois 60604, and Room 1400, 75 Park Place, New York, New York 10007. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is traded on the Nasdaq National Market System. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities covered hereby, reference is made to the Registration Statement and to the exhibits thereto filed as a part thereof.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in, and made a part of, this Prospectus by reference as of their respective dates: (1) the Company's Annual Report to Stockholders on Form 10-K for the fiscal year ended December 31, 1995; (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; (3) the Company's Current Reports on Form 8-K, filed on March 5, 1996 and May 29, 1996; (4) the definitive Proxy Statement of the Company for the Annual Meeting of Stockholders held May 21, 1996; and (5) the description of the Common Stock of the Company contained in the Company's Registration Statement on Form 8-A, filed September 22, 1986, including all amendments and reports updating such description.

         Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any or all of the documents that have been incorporated by reference to the Registration Statement of which this Prospectus is a part, other than exhibits to such documents. Requests should be addressed to: T Cell Sciences, Inc., 119 Fourth Avenue, Needham, Massachusetts 02194, Attention: Investor Relations (telephone number (617) 433-0771).

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus and incorporated herein by reference. Investors should carefully consider the information set forth under the heading "Risk Factors" beginning on page 7 of this Prospectus. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference are discussed under the heading "Risk Factors" beginning on page 7 of this Prospectus.

                                   THE COMPANY

         T Cell Sciences, Inc. ("T Cell Sciences" or the "Company") is a biopharmaceutical company engaged in the discovery and development of innovative drugs targeting the immune and inflammatory systems. The Company's lead therapeutic program is focused on developing compounds that inhibit the inappropriate activity of the complement cascade, which is a vital part of the body's immune defense system. The Company is currently conducting two Phase II clinical trials for its lead product candidate, TP10, in patients at risk for the adult respiratory distress syndrome ("ARDS") and reperfusion injury following lung transplantation. In addition to its complement program, the Company is engaged in the discovery and development of T cell activation inhibitors for the prevention of immune rejection of transplanted organs and the development of a therapeutic vaccine for the treatment of atherosclerosis.

         The Company has realigned certain of its operations. In the first quarter of 1996, the Company sold and licensed the majority of its diagnostic business. During the second quarter of 1996, the Company suspended internal funding of the research and development of its T cell antigen receptor program pending completion of negotiations with Astra AB ("Astra") regarding the transfer of certain of its rights to such technology. See "The Company--T Cell Regulation" below. In connection with the realignment of its operations, in June 1996 the Company appointed Una S. Ryan, Ph.D., the Chief Scientific Officer of the Company, to the additional positions of President and Chief Operating Officer. See "Recent Developments."

         Complement Inhibition. The complement cascade consists of a series of proteins that can be activated by antibodies or microorganisms to undergo a cascade of reactions whose end result is the activation of the immune and inflammatory systems, as well as the assembly of membrane attack complexes that destroy cells. Complement is a principal component of the body's defense system but when activated at the wrong time or as a result of the wrong stimuli may result in injury or death. Many independent published studies have reported that the Company's lead compound TP10, a soluble form of naturally occurring Complement Receptor 1 ("sCR1"), effectively inhibits the activation of the complement cascade in animal models. The Company believes that regulation of complement could have therapeutic and prophylactic applications in several acute and chronic conditions, including ARDS, reperfusion injury, multiple sclerosis, Alzheimer's disease, rheumatoid arthritis and lupus. In the United States, several million people are afflicted with these complement-mediated conditions.

         In 1995, the Company completed two clinical trials of TP10 in patients with ARDS and reperfusion injury. These trials were the first clinical trials of a complement-inhibiting therapeutic. In both trials, TP10 exhibited excellent safety and pharmacokinetic profiles and a dose-dependent ability to inhibit complement activity for more than one day with a single injection. Based on these favorable results, the Company in January 1996 initiated a Phase IIa clinical trial to evaluate the use of TP10 in patients with ARDS. This trial is an open label, single dose trial to determine preliminary efficacy of TP10 in reducing neutrophil accumulation in the lung and improved clinical outcome of patients with ARDS. In July 1996, the Company initiated a placebo controlled and blinded Phase I/II clinical trial to prevent reperfusion injury in patients receiving lung transplants. The Company anticipates completing both of these trials in the second half of 1997. T Cell Sciences has retained all development, marketing and manufacturing rights to compounds in its complement inhibition program worldwide, excluding Japan and Taiwan.

         The Company has developed a second generation of complement inhibiting compounds, the lead candidate of which is a form of sCR1 modified to include the sLe(x) carbohydrate, a sugar structure that binds to adhesion receptors known as selectins which are expressed on endothelial cells, platelets, and neutrophils during inflammation. The

Company believes that this second generation of compounds has the added advantages of localization of drug to the site of inflammation and additional functionality that inhibits the cell adhesion process.

         T Cell Regulation. The Company is also developing small molecule compounds for the inhibition of T cell activation. T cell activation plays an important role in solid organ transplant rejection, as well as in certain autoimmune diseases. The Company is seeking to develop an alternative treatment to existing immunosuppressants such as cyclosporine which, due to toxicity, have limited application in chronic conditions. Despite this limitation, worldwide sales of cyclosporine in 1995 exceeded $1 billion. A critical component of the Company's T cell activation program is its internally developed, proprietary, whole cell-based, smart screening system that is used to identify potentially relevant compounds. In order to accelerate its research, T Cell Sciences in March 1996 entered into agreements with ArQule, Inc. and MYCOsearch, Inc. to provide T Cell Sciences with synthetic and natural product libraries for drug screening. The Company to date has identified several lead molecules which the Company believes may be effective in inhibiting T cell activation without apparent signs of cellular toxicity. The Company has conducted animal studies with two of these molecules which indicate the potential effectiveness of these molecules in inhibiting T cell activity.

         T Cell Sciences, in conjunction with Astra, has also identified, developed and tested in animal models, a humanized monoclonal antibody and a peptide that inhibit a specific subset of T cells related to the autoimmune disease multiple sclerosis. The Company has suspended internal funding of the research and development of its T cell antigen receptor program pending the conclusion of negotiations which the Company believes will result in the transfer of certain of its rights to this technology to Astra.

         CETP Vaccine. The Company is also developing a therapeutic vaccine against cholesteryl ester transfer protein ("CETP") which may be useful in reducing risk factors for atherosclerosis. CETP is a key intermediary in the balance of "good" cholesterol ("HDL") and "bad" cholesterol ("LDL"). T Cell Sciences is developing a vaccine to stimulate an immune response against CETP, which it believes may improve the ratio of HDL to LDL and reduce the potential of heart disease. The Company has conducted studies of rabbits fed a high-cholesterol, high-fat diet which had been administered T Cell Sciences' CETP vaccine. In these studies, treated rabbits exhibited a decrease in the level of HDL over 70-day and 108-day periods and exhibited relatively lesion-free blood vessels, while untreated rabbits showed no decrease in HDL levels and developed significant blood vessel lesions. In 1995, the market for cholesterol-lowering drugs exceeded $4 billion worldwide.

         TRAx Diagnostics. Although it has sold a significant portion of its diagnostics division, the Company retained its rights to the TRAx diagnostics technology, including the TRAx CD4 and TRAx CD8 diagnostic kits for cell enumeration, the most prevalent use of which is in monitoring HIV-infected individuals. The Company has entered into agreements with third parties for the manufacture, sale and distribution of TRAx kits to clinical and diagnostic laboratories in exchange for certain royalty payments.

         Patents and Proprietary Rights. The Company has an extensive portfolio of patents and pending applications supporting its therapeutic efforts and TRAx technology. Patent rights in the area of complement molecules include an issued U.S. patent which claims the nucleic acid sequences of recombinant TP10 and its fragments. The Company also owns rights to a number of other patent applications relating to TP10, sCR1sLe(x) and other complement inhibitor molecules.

         The Company was incorporated in Delaware in 1983 and its principal executive offices are located at 119 Fourth Avenue, Needham, Massachusetts, 02194, telephone number (617) 433-0771.

                               RECENT DEVELOPMENTS

         In the first half of 1996, the Company reorganized senior management and refocused its business operations to emphasize its therapeutic drug development program. In March 1996, the Company sold the operations and research product line of its wholly owned subsidiary, T Cell Diagnostics, Inc. ("TCD"), excluding the TRAx diagnostic product franchise, to Endogen, Inc. ("Endogen") for $2.9 million. In 1995, TCD received clearance from the U.S. Food and Drug Administration (the "FDA") to market TRAx CD4 for CD4 cell enumeration, which is primarily used in the monitoring of HIV infected patients. In December 1995, TCD signed an exclusive sales and distribution agreement for TRAx CD4 and CD8 with Diamedix Corporation in the United States.

         In addition, the Company has suspended internal funding of the research and development of its T Cell antigen receptor program pending the conclusion of negotiations for the transfer of certain of its commercialization rights to this technology to Astra. In connection with the suspension of the internal development of this program, the Company incurred a $1.8 million write-off of related patents in the second quarter of 1996.

         In June 1996, the Company appointed Una S. Ryan, Ph.D., the Company's Chief Scientific Officer, to the additional positions of President and Chief Operating Officer, and named James D. Grant, who serves as a director of the Company, as Chief Executive Officer. In May 1996, the Company also added Norman
W. Gorin, a former Senior Vice President of US Trust of Boston, as Chief Financial Officer. In connection with the departure of Alan Tuck, former President and Chief Executive Officer, the Company and Mr. Tuck executed an agreement containing certain severance benefits. In connection with the agreement, the Company incurred a charge of approximately $425,000 in the second quarter of 1996. The agreement accelerated the exercisability of Mr. Tuck's stock options and extended the period during which they may be exercised to one year.

                                  THE OFFERING

Common Stock being offered.........................   5,000,000 shares

Common stock outstanding after the offering........   24,946,601 shares(1)

Use of proceeds....................................   The Company anticipates using the net proceeds from this
                                                      offering (i) to fund ongoing clinical trials for TP10 and the manufacture of clinical supplies of TP10, (ii) to fund the
                                                      Company's research and development programs for its other
                                                      product candidates, and (iii) for general corporate purposes, including working capital.  See "Use of Proceeds."

Nasdaq National Market symbol......................   TCEL

- ----------------
(1) Based on the number of shares outstanding at June 30, 1996. This number does not include 2,382,476 shares of Common Stock issuable upon the exercise of options outstanding at such date with a weighted average exercise price of $5.95 per share. See "Risk Factors -- Dilution."

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (In thousands, except per share data)

                                                       Year Ended                   Six Months Ended
                                                      December 31,                       June 30,
                                           ----------------------------------     ---------------------
                                             1993         1994         1995         1995        1996
                                             ----         ----         ----         ----        ----
OPERATING REVENUE:
    Product development and
       distribution agreements .......     $  5,624     $  3,737     $  1,609     $  1,137     $    271
    Product sales ....................        3,394        3,231        2,354        1,207          506
                                           --------     --------     --------     --------     --------
        Total operating revenue ......        9,018        6,968        3,963        2,344          777

OPERATING EXPENSE:
    Cost of product sales ............        2,317        2,008        1,879          942          352
    Research and development .........        9,438        8,697        8,005        3,994        2,928
    General and administrative .......        4,515        4,346        4,217        2,047        3,936
    Sales and marketing ..............        2,009        1,412        1,598          737          283
    Facility relocation ..............           --        1,599          127           --           --
                                           --------     --------     --------     --------     --------
        Total operating expense ......       18,279       18,062       15,826        7,720        7,499
                                           --------     --------     --------     --------     --------

Operating loss .......................      (9,261)     (11,094)     (11,863)      (5,376)      (6,722)

Non-operating income (expense), net...        1,193         (490)       3,605          381          562
                                           --------     --------     --------     --------     --------

Net loss before minority interest.....      (8,068)     (11,584)      (8,258)      (4,995)      (6,160)

Minority interest share of loss ......          310           --           --           --           --
                                           --------     --------     --------     --------     --------

Net loss .............................     $ (7,758)    $(11,584)    $ (8,258)    $ (4,995)    $ (6,160)
                                           ========     ========     ========     ========     ========
Net loss per common share.............     $  (0.56)    $  (0.68)    $  (0.47)    $  (0.29)    $  (0.31)
                                           ========     ========     ========     ========     ========
Weighted average common shares
  outstanding.........................       13,931       17,053       17,482       17,055       19,924
                                           ========     ========     ========     ========     ========

                             CONSOLIDATED BALANCE SHEET DATA

                                       December 31, 1995         June 30, 1996
                                       -----------------    --------------------------
                                                            Actual      As Adjusted(1)
                                                            ------      --------------
BALANCE SHEET DATA:
Cash and securities(2) .........           $ 12,275        $  6,727        $ 20,374
Working capital ................             11,208           6,038          19,685
Total assets ...................             18,532          11,745          25,392
Accumulated deficit ............            (46,339)        (52,498)        (52,498)
Total stockholders' equity .....             16,000          10,181          23,828

- -----------
(1) Adjusted to give effect as of June 30, 1996 for the sale of 5,000,000 shares of Common Stock offered hereby at an assumed offering price of $2.9375 per share, the closing price of the Common Stock reported on the Nasdaq National Market on July 18, 1996, net of offering expenses. See "Use of Proceeds."

(2) Excludes $850,000 at December 31, 1995 and June 30, 1996, which was restricted as collateral pledged in accordance with the Company's operating lease agreement.

                                  RISK FACTORS

         In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

         EARLY STAGE OF PRODUCT DEVELOPMENT; UNCERTAINTIES RELATING TO CLINICAL TRIALS AND PRODUCT DEVELOPMENT. All of the Company's therapeutic product candidates are in various stages of research and development and no revenues have been generated from the commercialization of those products. There can be no assurance that any of the Company's therapeutic product candidates which are under development will prove to be safe or effective in clinical trials, will be approved by regulatory authorities, can be manufactured at acceptable cost with appropriate quality, or can be successfully marketed. The Company's therapeutic product candidates will require substantial additional development, including in the areas of preclinical and clinical testing, regulatory approvals and manufacturing processes prior to their commercialization. The Company has performed only limited preclinical and clinical testing of certain of its product candidates and technologies under development. Preclinical studies of product candidates may not predict and do not ensure safety or efficacy in humans and are not necessarily indicative of the results that may be achieved in clinical trials with humans. There can be no assurance that unacceptable side effects will not be discovered during preclinical and clinical testing of the Company's potential products. Even after being cleared by the FDA or the regulatory authorities of other countries, a product may later be shown to be unsafe or to not have its purported effect, thereby preventing its widespread use or requiring its withdrawal from the market. The rate of completion of the Company's clinical trials depends on, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the clinical protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may rely on third parties to assist it in overseeing and monitoring clinical trials, which may result in delays in completing, or failure to complete, clinical trials if such third parties fail to perform under their agreements with the Company or fail to meet regulatory standards in the performance of their obligations under such agreements.

         HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. The Company has incurred operating losses since its inception and had accumulated net losses of approximately $52.5 million as of June 30, 1996. The continued development of the Company's products will require the commitment of substantial resources to conduct research and preclinical and clinical programs, to establish manufacturing capabilities and sales and marketing capabilities, and to establish additional quality control, regulatory and administrative capabilities. The Company may incur substantial and increasing operating losses over the next several years as its product development programs and clinical testing expand. The amount of net losses and the time required by the Company to reach sustained profitability are highly uncertain and to achieve profitability the Company must, among other things, successfully complete development of its products, obtain regulatory approvals and establish manufacturing and marketing capabilities. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

         NEED FOR ADDITIONAL FUNDS. The Company has funded its operations and capital expenditures to date primarily through equity financing, strategic alliances with commercial partners, and sales of reagent and diagnostic products. With the sale of the Company's diagnostic business to Endogen, the Company will no longer receive revenues from sales of diagnostic products other than the TRAx business. Since inception, the Company has raised net proceeds of approximately $63.1 million through equity financings. The Company currently anticipates that its existing capital resources, including the net proceeds of this offering, if all of the shares of Common Stock offered hereby are sold at the assumed offering price of $2.9375 per share, will be adequate to satisfy its capital requirements through the end of 1997. The Company anticipates that it will need to raise substantial additional funds, through additional equity or debt financings, research and development financings, collaborative relationships or otherwise, prior to the commercialization of its products. There can be no assurance that any such additional funding will be available to the Company or, if available, that it will be on reasonable terms. Any such additional funding may result in significant dilution to existing stockholders. If adequate funds are not available, the Company may be required to significantly curtail its research and development programs or obtain funds through arrangements with collaborative partners that may require the Company to relinquish certain material rights to its products.

         DEPENDENCE ON THIRD PARTIES FOR CLINICAL SUPPLIES. The Company is dependent on sourcing from a third party manufacturer for suitable quantities of sCR1 necessary for clinical trials in addition to those currently being conducted by the Company. The Company is also dependent upon Endogen for supplies of TRAx products for sale in the United States. The inability to have suitable quality and quantities of material produced in a timely manner would result in significant delays in the clinical development and sale of products, which could adversely affect the Company's business, financial condition and results of operations.

         NO ASSURANCE OF FDA APPROVAL; COMPREHENSIVE GOVERNMENT REGULATION. The Company's research, development and clinical programs are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Most of the Company's products will require governmental approvals for commercialization which have not yet been obtained and are not expected to be obtained for several years. Preclinical and clinical trials and manufacturing and marketing of many of the Company's products will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. The regulatory process, which includes preclinical, clinical and post-clinical testing of many of the Company's products to establish their safety and efficacy, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in, or additions to, regulatory policies for drug approval during the period of product development and regulatory review, which may result in limitations or restrictions on the Company's ability to utilize its technology or develop its products. Delays in obtaining such approvals could adversely affect the marketing of products developed by the Company and the Company's ability to generate commercial product revenues. There can be no assurance that requisite regulatory approvals will be obtained within a reasonable period of time, if at all, or that the Company will not encounter problems in clinical trials that will cause the Company or governmental authorities to delay or suspend such trials. Moreover, if regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which such product may be marketed which may restrict the patient population for which any product may be prescribed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution.

         To commercialize any product and prior to submitting the application for marketing approval in the United States, the Company must sponsor and file an Investigational New Drug application ("IND") for each proposed product and must be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of such product. There can be no assurance that the Company will be able to obtain the necessary clearances for clinical trials or approvals for manufacturing or marketing any of its product candidates. After completion of clinical trials of a new product, FDA marketing approval must be obtained. At that time, the Company must submit relevant data, including the results of product development activities, preclinical studies and clinical trials, in addition to detailed manufacturing information. Notwithstanding the submission of relevant data, the FDA may withhold marketing approval and may require additional clinical trials.

         DEPENDENCE ON MANUFACTURING, SALES, DISTRIBUTION AND MARKETING PARTNERS. To be successful, the Company's therapeutic and diagnostic products must be manufactured in commercial quantities, within regulatory requirements and at competitive costs. There can be no assurance that the Company will be able to obtain access to suitable therapeutic and diagnostic product manufacturing facilities. Except for research reagents and certain diagnostic products, the Company has limited experience in sales, marketing and distribution of commercial products. To market any of its products directly, the Company must develop a substantial marketing and sales force with technical expertise and a supporting distribution capability. There can be no assurance that the Company will be able to establish sales and distribution capabilities without undue delays or expenditures or that it will be successful in gaining market acceptance for its products. The Company may enter into strategic partnerships for the manufacturing, sales, distribution and marketing of its products. There can be no assurance the Company will be able to enter into successful strategic partnership agreements on terms acceptable to T Cell Sciences, if at all.

         COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE. Biotechnology, pharmaceuticals and medical diagnostics are rapidly evolving fields in which developments are expected to continue at a rapid pace. Competitors of the Company in the United States and abroad are numerous and include, among others, pharmaceuticals, medical diagnostics and biotechnology companies as well as universities and other research institutions. The Company's success depends upon developing and maintaining a competitive position in the development of products and technologies in its area of focus. Competition from other biotechnology, pharmaceuticals and medical diagnostics companies is intense and expected to increase as new products enter the market and new technologies become available. The Company's competitors may also succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or that render the Company's technologies or products obsolete or noncompetitive. The Company's competitors may also succeed in obtaining patent protection or other intellectual property rights that would block the Company's ability to develop its potential products, or in obtaining regulatory approval for the commercialization of their products more rapidly or effectively than the Company. Finally, many of these competitors have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources than the Company.

         DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY. The Company's success will depend in part on the ability of the Company and its licensors to obtain and maintain patent protection for the Company's technology and to preserve its trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. The failure of the Company or its licensors to obtain and maintain patent protection for the Company's technology could have a material adverse effect on the Company's business, financial condition and results of operations. Patent positions in the biotechnology field are highly uncertain and involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents, particularly in regard to human therapeutic uses. There can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patent will not be subjected to further proceedings limiting the scope of the rights under the patent or that such patent will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully, invalidated or circumvented by competitors. Moreover, because patent applications in the United States are maintained in secrecy until patents issue and patent applications in certain other countries generally are not published until more than 18 months after they are filed, and since publication of discoveries in scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. In addition, the Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patents against others. If the outcome of any such litigation is adverse to the Company, the Company's business, financial condition and results of operations could be adversely affected. In addition to any potential liability for significant damages, the Company may be required to obtain licenses to patents or other proprietary rights of third parties. Costs associated with any licensing arrangement may be substantial and could include ongoing royalties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or be prevented from manufacturing and marketing such products. In either case, the failure to obtain such licenses on acceptable terms, if at all, could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company also seeks to protect its proprietary technology, including technology which may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise be disclosed to, or discovered by, competitors. Moreover, the Company conducts a significant amount of research through academic advisors and collaborators who are prohibited from entering into confidentiality or inventors' rights agreements by their academic institutions.

         DEPENDENCE ON REIMBURSEMENT. In both the United States and elsewhere, sales of most of the Company's products, if any, will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. Moreover, the federal government of the United States has made the containment of health care costs a top priority. If the Company succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost-effective, that reimbursement will be available or, if available, that the level of reimbursement will be sufficient to allow the Company to sell its products on a profitable basis.

         EXPOSURE TO PRODUCT LIABILITY CLAIMS. The Company's business exposes it to inherent risks of product liability claims, product recalls and associated adverse publicity which are inherent in the testing, manufacturing, marketing and sale of human therapeutic products. The Company currently has liability insurance of limited coverage. There can be no assurance that it will be able to maintain such insurance or obtain general product liability insurance on acceptable terms or at reasonable costs or that such insurance will be in sufficient amounts to provide the Company with adequate coverage against potential liabilities. A product liability claim or product recall could inhibit or prevent commercialization of products being developed by the Company. Any product liability claim or product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

         HEALTH CARE REFORM. The health care industry in the United States and in Europe is undergoing fundamental changes as the result of political, economic and regulatory influences. Reforms proposed from time to time include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. The Company anticipates that alternative health care delivery systems and methods of payment will continue to be reviewed and assessed, and public debate of these issues will likely continue. The Company cannot predict whether any reform initiatives will result or, if adopted, what impact they might have on the Company, and there can be no assurance that the adoption of reform proposals will not have a material adverse effect on the Company's business, financial condition and results of operations. Announcements of reform proposals and the investment community's reaction to such proposals, announcements by competitors and third-party payors of their strategy in responding to reform initiatives, and general industry conditions could produce volatility in the trading and market price of the Common Stock.

         HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any resulting damages, and any such liability could exceed the Company's resources. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulation may have a material adverse effect on the Company's business, financial condition and results of operations.

         DEPENDENCE UPON KEY PERSONNEL. The Company is dependent on the members of its management and scientific staff, the loss of one or more of whom could have a material adverse effect on the Company. The Company also depends on its scientific collaborators and advisors, all of whom have commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial and marketing personnel, particularly as the Company expands its activities in clinical trials, the regulatory approval process and sales and manufacturing. The Company faces significant competition for such personnel and from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially and adversely affect the Company's prospects.

         SHARES ELIGIBLE FOR FUTURE SALE. Future sales of Common Stock in the public market by existing stockholders could have an adverse effect on the price of the Common Stock. In addition, the Company has registered the shares of Common Stock to be issued under its 1985 Incentive Stock Option Plan and its Amended and Restated 1991 Stock Compensation Plan on a Registration Statement on Form S-8 and approximately 2.4 million shares of Common Stock are presently eligible for sale upon exercise of currently outstanding options. The Company, its officers and directors and certain other stockholders, including the former President and Chief Executive Officer of the Company who in the aggregate, hold approximately 3.2% of the Common Stock to be outstanding after this offering assuming the sale of all shares of Common Stock offered hereby, have agreed not to offer, sell or otherwise dispose of their shares of Common Stock, with certain limited exceptions, for a period of 90 days after the date of this Prospectus without the prior written consent of Genesis Merchant Group Securities.

         VOLATILITY OF STOCK PRICE. The market price of the shares of the Common Stock, like that of the common stock of many other early-stage biotechnology companies, may be highly volatile. Factors such as announcements of technological innovations or new commercial products by the Company or its competitors, disclosure of results of clinical testing or regulatory proceedings, governmental regulation and approvals, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company and general market conditions may have a significant effect on the market price of the Common Stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have effected the market price of many biotechnology companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely effect the market price of the Common Stock.

         IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the shares of Common Stock will incur an immediate and substantial dilution in the net tangible book value of the Common Stock of $2.0265 per share, at an assumed public offering price of $2.9375 per share. See "Dilution."

                                 USE OF PROCEEDS

         Because there is no minimum for the number of shares of Common Stock offered hereby, the Company cannot determine the net proceeds from the sale of the shares of Common Stock offered hereby. However, the net proceeds from the sale of all of the 5,000,000 shares of Stock offered hereby would be approximately $13.6 million (assuming an offering price of $2.9375 per share, the closing price of the Common Stock reported on the Nasdaq National Market on July 18, 1996), after deducting estimated commissions and underwriting discounts and expenses payable by the Company. The Company anticipates using the net proceeds from this offering (i) to fund ongoing clinical trials for TP10 and the manufacture of clinical supplies of TP10, (ii) to fund the Company's research and development programs for its other product candidates, and (iii) for general corporate purposes, including working capital. Pending such uses, the Company plans to invest such funds in short-term interest-bearing obligations of investment grade.

         The amounts and timing of actual expenditures for each of these purposes could vary significantly depending upon the progress of the Company's research and development programs, the results of pre-clinical and clinical studies, the timing of any regulatory approvals, the performance by the Company's corporate partners of their obligations, technological advances, the status of competitive products and the Company's determinations as to the commercial potential of its products. In addition, the Company's research and development expenditures will vary as programs are added, expanded or abandoned and as a result of variations in funding from existing or future corporate partners. If the net proceeds of the sale of the shares of Common Stock are approximately $13.6 million (assuming all of the 5,000,000 shares of Common Stock offered hereby are sold at the assumed offering price of $2.9375 per share, after deducting estimated commissions and underwriting discounts and expenses payable by the Company), the Company believes that its existing capital resources, including the ongoing research support activities of its corporate partners and such assumed amount of net proceeds of the sale of shares of Common Stock offered hereby, would be sufficient to satisfy its capital needs through the end of 1997. In order to fund its capital needs after that time, the Company will require significant levels of additional capital and intends to raise the necessary capital through additional equity or debt financings, arrangements with corporate partners or from other sources. No assurance can be given that the necessary funds will be available for the Company to finance its development on acceptable terms, if at all. If adequate funds are not available from operations or additional sources of financing, the Company's business will be materially and adversely affected.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

OVERVIEW

         In an effort to focus its business operations on its therapeutic drug programs, the Company recently realigned certain of its operations. On March 5, 1996, the Company sold the operations and research product line of its wholly owned subsidiary TCD, excluding the TRAx product franchise and related assets, to Endogen for a purchase price of approximately $2,900,000. While the Company will continue the development of its TRAx product franchise, its present plan is to defer filing a 510(k) application with the FDA for clearance to market TRAx CD8 in the United States while it focuses on establishing a partnership for international distribution of its TRAx technology. Furthering its focus toward the development of proprietary therapeutic products, the Company reorganized its senior management in June 1996, with the appointment of Una S. Ryan Ph.D., its Chief Scientific Officer, to the position of President and Chief Operating Officer, and its Chairman, James D. Grant, as Chief Executive Officer. The Company also appointed Norman W. Gorin as Chief Financial Officer.

         The Company has in the past developed and produced both therapeutic and diagnostic products, including the development of T cell receptor therapeutics in collaboration with Astra. The Company has recently suspended internal funding of the research and development of its T cell receptor therapeutic programs pending the conclusion of negotiations with Astra to transfer certain of its rights to the technology. In conjunction with these developments, the Company has written off certain captialized patent costs related to the T cell receptor technology, incurring a $1,752,000 charge to earnings.

         The Company is now focusing its resources on the discovery and development of innovative drugs targeting the immune and inflammatory systems. The Company's lead therapeutic program is focused on developing compounds that inhibit complement activation which is part of the body's immune defense system. In January 1996, the Company initiated Phase II clinical trials for the evaluation of the Company's lead therapeutic compound, TP10, in patients with ARDS. In July 1996, the Company initiated a Phase I/II clinical trial to prevent reperfusion injury in patients receiving lung transplants.

RESULTS OF OPERATIONS

         SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995. For the six months ended June 30, 1996, the Company reported a consolidated net loss of $6,160,000 or $.31 per share, compared with a net loss of $4,995,000 or $.29 per share for the six months ended June 30, 1995. The increased loss for the six months ended June 30, 1996 compared to the same period last year was primarily due to the $1,752,000 write-off of certain capitalized patent costs, a $425,000 charge resulting from a severance agreement with the Company's former President and Chief Executive Officer, lower product development revenue from Astra and lower product sales resulting from the sale of the research products and operations of the Company's diagnostic division in March 1996.

         Product development revenue decreased 76.2% or $866,000 for the six months ended June 30, 1996 compared to the same period last year. The decrease reflected the anticipated lower revenue from Astra. In accordance with its agreement with Astra, the Company will not receive additional research and development revenue funding. For the six months ended June 30, 1996, product development revenue included a $100,000 non-refundable execution fee associated with an agreement granting CytoTherapeutics, Inc. a worldwide, nonexclusive license to the Company's technology and patent rights relating to Compliment Receptor 1 for a series of milestone payments and royalties.

         Product sales revenue for the six months ended June 30, 1996 decreased 58.1% to $506,000 compared to $1,207,000 for the comparable period last year. The decrease in product sales for the six months ended June 30, 1996 is attributable to the sale of the research products and operations of TCD to Endogen, partially offset by an increase in TRAx product sales. As a result of the sale of the research products and operations of TCD to Endogen, the Company's product sales revenue for the period included research product sales for the first two months of the year only, compared with six months last year. The Company does not anticipate having additional research product sales in the foreseeable future.

         For the six months ended June 30, 1996, research and development expenses were $2,928,000 compared to $3,994,000 for the same period last year. The decrease is primarily attributable to the restructuring program implemented in the second half of 1995 which further focused the Company on priority projects combined with the sale of the research products and operations of TCD on March 5, 1996. In January 1996, the Company announced the start of a Phase IIa clinical trial evaluating the use of TP10 in patients with ARDS.

         General and administrative expenses increased to $3,936,000 for the six months ended June 30, 1996 from $2,047,000 for the comparable period last year. Excluding the $425,000 charge resulting from the severance agreement with the Company's former President and Chief Executive Officer in June 1996 and the $1,752,000 write-off of capitalized patent costs, general and administrative costs decreased 14.1% or $288,000 for the six months compared to last year. The decrease is mainly attributable to staff reductions combined with the implementation of discretionary spending controls across all functional areas.

         Non-operating income of $562,000 for the six months ended June 30, 1996 includes a gain of $310,000 recognized from the sale of the research products and operations to Endogen. Interest income decreased 33.9% to $252,000 for the six months ended June 30, 1996 compared with $381,000 for the six months ended June 30, 1995. The decrease in interest income is primarily the result of lower cash balances during the six months ended June 30, 1996 compared to the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash and cash equivalents at June 30, 1996 decreased $5,548,000 to $6,727,000 from $12,275,000 at December 31, 1995. The decrease is primarily due to the net operating loss of $6,160,000 for the six months ended June 30, 1996 adjusted for the non-cash write-off of capitalized patent costs of $1,752,000. Cash used in operations was $5,330,000 for the six months ended June 30, 1996 compared to $5,483,000 for the six months ended June 30, 1995. The $153,000 decrease in cash used is primarily due to a $831,000 decrease in net operating loss, adjusted for the write-off of capitalized patent costs and a charge resulting from a severance agreement with the Company's former President and Chief Executive Officer.

         The Company received a convertible subordinated note receivable in the principal amount of $1,900,000 in connection with the sale of the research products and operations of TCD to Endogen. Payments are due in ten semi-annual installments commencing September 1, 1996 with interest receivable thereon at the rate of 7% per annum. The outstanding principal amount of the note is convertible at any time at the option of the Company into shares of common stock of Endogen.

         The Company has no long-term debt. During 1994, the Company entered into an operating lease agreement with a five year term to lease up to $2 million of equipment. The lease arrangement requires that the Company maintain certain restrictive financial covenants, determined at the end of each fiscal quarter. At September 30, 1995, the Company's cash, cash equivalents and short-term investment balances were below the minimum covenant requirement. In November 1995, in accordance with the lease agreement, the Company pledged as collateral cash equal to the amount outstanding on the lease. At June 30, 1996, the Company had approximately $850,000 outstanding on the lease.

         The Company believes its current cash and cash equivalents combined with anticipated net cash provided by operations will be adequate to meet the Company's cash requirements for operations through 1996; if all 5,000,000 shares of Common Stock offered hereby are sold at an assumed public offering price of $2.9375, the Company anticipates that it will have sufficient cash to fund its operations through the end of 1997. The Company is considering alternative sources of funding and capital such as through partnering and financing opportunities.

         Certain of the statements set forth above and elsewhere in this Prospectus, including statements regarding anticipated revenue, expenses and cash projections, are forward-looking and are based upon the Company's current belief about future activities and events. Actual results may differ materially from anticipated results.

                                    DILUTION

         As of June 30, 1996, the Company had a net tangible book value of $9,079,000, or $.4552 per share. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the number of shares of Common Stock of the Company outstanding at that date. Adjusting such net tangible book value to give effect to the sale of all of the shares of Common Stock offered hereby at an assumed public offering price of $2.9375 per share, and the receipt and application of the net proceeds therefrom, but without taking into account any other changes in net tangible book value after June 30, 1996, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $.9110 per share. This represents an immediate increase in the net tangible book value of $.4558 per share to existing stockholders and an immediate dilution of $2.0265 per share to new investors. The following table illustrates this per share dilution.

      Assumed public offering price per share....................        $2.9375
      Net tangible book value per share as of
                  June 30, 1996             .....................   .4552
      Increase in net tangible book value per share
                  attributable to the offering(1)................   .4558
      Pro forma net tangible book value per share
                  after the offering.............................          .9110
                                                                         -------
      Dilution per share to new investors........................        $2.0265
                                                                         =======

- ---------------------
(1) Assuming the sale of all of the 5,000,000 shares of Common Stock offered hereby at an assumed public offering price of $2.9375 per share and after deducting estimated commissions or discounts payable to agents, underwriters or dealers, and expenses payable by the Company in connection with sale of the shares of Common Stock offered hereby and after giving effect to the application of the net proceeds of such sale.

                              PLAN OF DISTRIBUTION

         The Company is selling the shares of Common Stock offered hereby through Genesis Merchant Group Securities (the "Selling Agent"), in its capacity as exclusive selling agent. The Selling Agent will be acting on a best efforts basis pursuant to the terms of a selling agency agreement, dated the date of this Prospectus (the "Selling Agency Agreement"), between the Company and the Selling Agent.

         The Selling Agency Agreement provides that the obligations of the Selling Agent are subject to approval of certain legal matters by counsel and various other conditions, including the absence of any material adverse change, or development involving a prospective change, in the condition (financial or other), business, properties, net worth or results of operations of the Company subsequent to the effective date of the Selling Agency Agreement. The nature of the Selling Agent's obligations is limited to a best efforts undertaking to place the Common Stock as agent for the Company. Pursuant to the Selling Agency Agreement, the Selling Agent may terminate its obligations thereunder at any time and without further liability by giving notice to the Company.

         Pursuant to the Selling Agency Agreement, the Company has agreed to reimburse the Selling Agent for all costs and actual accountable out-of-pocket expenses incurred by or on behalf of the Selling Agent in connection with the performance of its obligations under the Selling Agency Agreement for up to $37,500 of such costs and expenses. The Company has also agreed to indemnify the Selling Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Agent may be required to make in respect thereof.

         The Selling Agent has in the past provided, and may in the future provide, investment banking, financial advisory and other services to the Company. Subject to certain conditions, the Company has agreed to use reasonable efforts to cause the Selling Agent to be included as placement agent or co-manager, as the case may be, in connection with subsequent securities offerings by the Company prior to January 12, 1998 in which the Company uses the services of a financial advisor or intermediary.

         The directors, executive officers of the Company and certain stockholders who, in the aggregate, hold 5,786,496 shares of Common Stock, or approximately 23.2% of the Common Stock to be outstanding after this offering assuming the sale of all shares of Common Stock offered hereby, have agreed not to offer, sell or otherwise dispose of their shares, with certain limited exceptions, for a period of 90 days after the date of this Prospectus without the prior written consent of Genesis Merchant Group Securities. Except for the shares of Common Stock to be sold in this offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any Common Stock or other capital stock, with limited exceptions, prior to the expiration of 90 days from the date of this Prospectus without the prior written consent of Genesis Merchant Group Securities.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by its counsel, Goodwin, Procter & Hoar LLP, Exchange Place, 24th Floor, Boston, Massachusetts 02109. Certain legal issues related to the shares of Common Stock will be passed upon for the Selling Agent by its counsel, McCutchen, Doyle, Brown & Enersen LLP, One Embarcadero Place, 2100 Geng Road, Suite 200, Palo Alto, California 94303-0913.

                                     EXPERTS

         The consolidated financial statements and schedules of T Cell Sciences, Inc. and subsidiary included in the Company's Annual Report to Stockholders on Form 10-K for the year ended December 31, 1993 have been incorporated by reference herein and in the registration statement in reliance upon the report of KMPG Peat Marwick, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements as of December 31, 1994 and 1995 and for each of the two years in the period ended December 31, 1995 incorporated by reference in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.D. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

- -----------------------------------------------------
- -----------------------------------------------------
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                           ---------------------------

                                TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Available Information............................   2
Incorporation of Certain
  Documents by Reference..........................  2
Prospectus Summary................................  3
Risk Factors......................................  7
Use of Proceeds................................... 12
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations....................................... 13
Dilution.......................................... 16
Plan of Distribution.............................. 16
Legal Matters..................................... 17
Experts........................................... 17
Additional Information............................ 17

- -----------------------------------------------------
- -----------------------------------------------------

- -----------------------------------------------------
- -----------------------------------------------------
                 5,000,000 SHARES

               T CELL SCIENCES, INC.


                  COMMON STOCK


              ------------------
                  PROSPECTUS
              ------------------


            GENESIS MERCHANT GROUP
                  SECURITIES


                July  , 1996

- -----------------------------------------------------
- -----------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. (1)

        The following are the estimated expenses of issuance and distribution of the shares registered hereunder on Form S-3:

        SEC Registration Fee...............................  $       4,741.38
        Nasdaq Listing Fee.................................  $      17,500.00
        NASD Filing Fee....................................  $      14,250.00
        Legal Fees and Expenses............................  $      50,000.00
        Accounting Fees and Expenses.......................  $      20,000.00
        Blue Sky Qualification Fees and Expenses...........  $       7,500.00
        Transfer Agent's Fee ..............................  $       2,500.00
        Miscellaneous .....................................  $      42,500.00
                                                              ---------------

              Total........................................  $     158,991.38
                                                              ===============

(1) The amounts set forth above, except for the SEC Registration Fee, the Nasdaq Listing Fee and the NASD Filing Fee, are in each case estimated.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article FIFTH of the registrant's Amended and Restated By-Laws contains provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145.

         The registrant carries a directors' and officers' liability insurance policy which provides for payment of expenses of the registrant's directors and officers in connection with threatened, pending or completed actions, suits or proceedings against them in their capacities as directors and officers, in accordance with the registrant's Amended and Restated By-Laws and the Delaware General Corporation Law. In addition, Article SIXTH of the Third Restated Certificate of Incorporation of the registrant protects a director of the registrant against any personal liability to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper benefit.

ITEM 16.  EXHIBITS.

EXHIBIT
  NO.       DESCRIPTION
- -------     -----------
1           Selling Agency Agreement.
5           Opinion of Goodwin, Procter & Hoar LLP.
23.1        Consent of Price Waterhouse LLP
23.2        Consent of KPMG Peat Marwick LLP.
23.3        Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5).
24          Power of Attorney (included on signature page).

ITEM 17. UNDERTAKINGS.

         A.       The undersigned registrant hereby undertakes:

                  1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  2. That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         D.       The undersigned registrant hereby undertakes that:

                           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1993, as amended, (the "Securities Act") the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on July 19, 1996.

                                 T CELL SCIENCES, INC.

                                 By:    /s/  Una S. Ryan
                                        ---------------------------
                                        Una S. Ryan,  Ph.D.
                                        President, Chief Operating Officer and
                                        Director

                                POWER OF ATTORNEY

         KNOWN ALL MEN BY THESE PRESENTS that we, the undersigned officers and directors of T Cell Sciences, Inc. hereby severally constitute Una S. Ryan, Ph.D., James D. Grant and Norman W. Gorin and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and generally to do all such things in our names and in our capacities as officers and directors to enable T Cell Sciences, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature                                                     Title                          Date
- ---------                                                     -----                          ----
/s/ Una S. Ryan                                    President, Chief Operating           July 22, 1996
- -----------------------------------------          Officer and Director
Una S. Ryan, Ph.D.


/s/ James D. Grant                                 Chief Executive Officer              July 22, 1996
- -----------------------------------------          and Chairman of the Board
James  D. Grant                                    of Directors


/s/ Norman W. Gorin                                Chief Financial Officer and          July 22, 1996
- -----------------------------------------          Vice President, Finance
Norman W. Gorin


/s/ Patrick C. Kung                                Director                             July 22, 1996
- -----------------------------------------
Patrick C. Kung, Ph.D.

                                                   Director                                    , 1996
- -----------------------------------------                                               -------
John P. Munson

/s/ Thomas R. Ostermueller                         Director                             July 22, 1996
- -----------------------------------------
Thomas R. Ostermueller

/s/ John Simon                                     Director                             July 22, 1996
- -----------------------------------------
John Simon

                                  EXHIBIT INDEX

                                                                                        Sequentially
Description                                                                             Numbered Page
- -----------                                                                             -------------
1                       Selling Agency Agreement

5                       Opinion of Goodwin, Procter & Hoar LLP

23.1                    Consent of Price Waterhouse LLP

23.2                    Consent of KPMG Peat Marwick LLP

23.3                    Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5)

24                      Power of Attorney (included in signature page)